UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41319

POET TECHNOLOGIES INC.

(Translation of registrant’s name into English)

120 Eglinton Avenue East, Ste 1107 Toronto, Ontario, M4P 1E2, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

Registered Direct Offering

On May 15, 2026, POET Technologies Inc. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with MMCAP International Inc. SPC (the “Purchaser”), pursuant to which the Company agreed to sell and issue to the Purchaser, in a registered direct offering (the “Offering”), consisting of an aggregate of (i) 19,047,620 common shares, without par value (the “Common Shares”), and (ii) a warrant or warrants (the “Warrants”) exercisable for an aggregate of up to 19,047,620 Common Shares. The Common Shares and the accompanying Warrant in respect of one Common Share, can only be purchased together in this Offering but will be issued separately and will be immediately separable upon issuance. The price for each Common Share and accompanying Warrant in respect of one Common Share was $21.00. No placement agent is involved in this Offering.

The net proceeds to the Company from the Offering are expected to be approximately $399,675,730, after deducting offering expenses payable by the Company. The Offering is expected to close on or about May 18, 2026, subject to satisfaction of customary closing conditions.

Bennett Jones LLP, Canadian counsel to the Company, and Katten Muchin Rosenman LLP, U.S. counsel to the Company, delivered opinions as to the validity of the securities in the Offering, copies of which are attached to this report on Form 6-K as Exhibits 5.1 and 5.2, respectively, and are incorporated by reference herein.

The Offering is being made pursuant to the Company’s effective registration statement on Form F-3 (File No. 333-292868) previously filed with the Securities and Exchange Commission (the “SEC”) and automatically effective (the “Registration Statement”) and a prospectus supplement and accompanying base prospectus filed with the SEC.

The Purchase Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about the Company. The Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Purchase Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Purchase Agreement. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the agreement instead of establishing these matters as facts and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Purchase Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or any of its subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Purchase Agreement, and this subsequent information may or may not be fully reflected in the Company’s public disclosures.

The foregoing description of the Purchase Agreement is not complete and is subject to, and qualified in its entirety by, the full text of the Purchase Agreement, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 6-K and is incorporated herein by reference.

Terms of the Warrants

The Warrants are exercisable for one Common Share at an exercise price of $26.25 per Common Share. The Warrants will expire three years from the date of issuance. If at the time of exercise of any of the Warrants there is no effective registration statement registering, or the prospectus contained therein is not available for the issuance of such shares to, or the resale of such shares by, the holder of such Warrants, then the Warrants will only be exercisable on a “cashless exercise” basis under which the holder will receive upon such exercise a net number of Common Shares determined according to a formula set forth in the Warrants. The Company is prohibited from effecting an exercise of any Warrants to the extent that such exercise would result in the number of shares of Common Stock beneficially owned by such holder and its affiliates exceeding 9.99% of the total number of shares of Common Stock outstanding immediately after giving effect to the exercise.

The form of the Warrant is filed as Exhibit 4.1 to this Current Report on Form 6-K. The foregoing summary of the terms of the Warrants is subject to, and qualified in its entirety by, the form of such document, which is incorporated herein by reference.

Incorporation by Reference

The foregoing information contained in this Report on Form 6-K (this “Report”) and Exhibits 10.1, 4.1, 5.1, 5.2, 23.1 and 23.2 filed herewith are hereby incorporated by reference to the Registration Statement and are deemed to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed with or furnished to the SEC. The foregoing information contained in this Report and Exhibits 10.1 and 4.1 filed herewith are also hereby incorporated by reference to (1) the registration statement on Form F-3 (File No. 333-291848), filed by the Company with the SEC on November 28, 2025, (2) the registration statement on Form S-8 (File No. 333-290470), filed by the Company with the SEC on September 23, 2025 and (3) the registration statement on Form F-10 (File No. 333-280553), filed by the Company with the SEC on June 28, 2024, as amended by Amendment No. 1 thereto filed with the SEC on September 9, 2024 and are deemed to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed with or furnished to the SEC.

Furnishing of the Press Release

On May 15, 2026, the Company issued a press release announcing the closing of the Offering, which press release shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities under that Section and shall not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Exhibits

Exhibit Number	Description
4.1	Form of Common Share Purchase Warrant
5.1	Opinion of Bennett Jones LLP
5.2	Opinion of Katten Muchin Rosenman LLP
10.1	Securities Purchase Agreement, dated May 15, 2026, by and between the Company and the Purchaser
23.1	Consent of Bennett Jones LLP (included in Exhibit 5.1)
23.2	Consent of Katten Muchin Rosenman LLP (included in Exhibit 5.2)
99.1	Press release dated May 15, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POET TECHNOLOGIES INC.

	By:	/s/ Thomas Mika
	Name:	Thomas Mika
	Title:	Executive Vice President and Chief Financial Officer

Date: May 18, 2026